October 28, 2010

Ms. Maryse Mills Apenteng

Securities and Exchange Commission

100 F Street NE

Washington, DC 2-549

Dear Ms. Mills-Apenteng:

RE: WTTJ Corp.

File no 000-54082

We are in receipt your letter dated October 25, 2010. Our answers follow the numbers of your letter.

Item 2. Financial Information

We have filed a Form D in anticipation of additional expenses. No monies have been raised as of this date. We have revised our disclosure to reflect this filing.

Item 5. Officers and Directors

3.

We have revised our disclosure to include Woodward Energy Partners and Shoulder Parrot, LLC and included a statement about the number of hours per week devoted to WTTJ.

4. We have revised our disclosure to include my commitment not to be an officer or director of any other Internet travel or Asian gaming company.  We did not feel a risk factor was necessary because none of my current business opportunities compete directly or indirectly with the business of WTTJ that of Internet travel services for the Macau market.

5.

We have revised our disclosure to cover the past 10 years.

As we discussed, I have attached a copy of the statistical information that we obtained from the Government of Macau to this letter.

Thank you for your assistance with our filing.

Sincerely,

WTTJ CORP.

Peter C. Klamka

President